eGain Corporation

1252 Borregas Avenue

Sunnyvale, CA 94089

February 26, 2020

VIA EDGAR

U.S. Securities and Exchange Commission 100 F Street, N.W. Washington, D.C. 20549
Attention: Joyce Sweeny
Christine Dietz

Re: eGain Corporation Form 10-K for the Fiscal Year Ended June 30, 2019 Filed September 12, 2019 File No. 001-35314

Ladies and Gentlemen:

On behalf of eGain Corporation (the “Company”) we hereby respectfully submit this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated February 12, 2020, with respect to the Company’s Form 10-K for the fiscal year ended June 30, 2019 filed on September 12, 2019.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “eGain,” “we,” “us” and “our” refer to the Company.

Item 8: Financial Statements and Supplementary Data

Consolidated Financial Statements

Note 1 Summary of Business and Significant Accounting Policies

Cost Capitalized to Obtain Revenue Contracts, page 57

1.We note that costs capitalized on new revenue contracts are recognized over the period of benefit. Please explain how you considered the expected duration of customer contracts and whether this contemplates renewals. Also, explain how the expected useful lives of your technologies is considered and how you determined that both subscription and support revenue contracts have the same estimated benefit period. Refer to ASC 340-40-35-1. As part of your response, please explain how you arrived at an estimated period of benefit of five years considering that this is the same period that commissions for contract renewals are amortized.

Response:

The estimated period of benefit of five-years reflects eGain’s judgement giving consideration to the average customer contract term, and the rate of technological change in our SaaS business model. We have determined that the period of benefit should include specifically anticipated renewal periods, as our retention rate, subsequent to an initial contract, has been about 90% based on historical analysis.  This is consistent with the amortization guidance in ASC 340-40-35-1 which states:

“an asset recognized for incremental costs that is capitalized should be amortized on a systematic basis that is consistent with the transfer of goods and services to the customer.”

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Our estimated useful life of our technologies is considered to be in-line with the same estimate of our five-year period of benefit based on the fact that our customer adoption rate of major software releases usually extends the life of our technologies beyond new product releases.  As a company, we continue to generate cash flow from prior releases after major technological advances are released. We considered time between major software releases and adoption turnover and feel that our useful life of our technologies to be consistent with our amortization period of five years.

We have determined that a single measure of progress relates best to our SaaS business model. We do not allocate costs between subscription and support revenue because the measure of progress for each distinct good or service is consistent with the transfer to the customer of the goods or services to which the contract cost asset relates. Both our subscription and support revenue is ratable revenue and predominantly progresses at the same measure.

We have evaluated whether the amortization period for capitalized sales commission extends beyond the initial license and support contract period as it pays commissions for subsequent renewals.  Since our retention rate has been historically high, we have included subsequent renewals in our customer life cycle and five-year period of benefit.

2.You disclose that the five year period for amortizing commissions on cloud-based arrangement renewals is the estimated period of benefit; however, on page 62 you refer to this five year period as the related contractual renewal period. Please advise. Tell us whether commissions on renewals are commensurate with the initial contract commissions and the five year period for amortizing commissions on renewals was determined. Refer to ASC 340-40-35-1.

Response:

Our estimated five-year period of benefit was determined by taking into consideration the historical and expected durations of our customer contracts, including renewal rates. Our commission plan regarding renewals is not commensurate with commission earned on the initial contract, which may be much greater based on the expectation that the customer relationship will be renewed, such that the costs of obtaining the initial contract also relates to the subsequent renewal contract. Our historically high renewal rates have allowed us to position our renewal compensation to be far less significant than our commissions paid for initial contracts, and therefore we have determined these commissions to be expensed as incurred. We deem that the period from initial contract through renewal averages approximately five years, our expected customer contract duration, and feel that the determined amortization best matches our revenue cash flows.

eGain respectfully notes the Staff’s comment and intends to revise future filings. The following is a sample of the revised disclosure that we intend to include in future filings to help clarify our accounting treatment of commission related to renewals:

“Commissions for renewal contracts relating to our cloud-based arrangements are expensed when incurred, as we consider renewal contracts not to be commensurate with initial customer contracts.”

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Revenue Recognition, page 64

3.Please provide us with your analysis of how you determined that your term license and the related cloud functionality are highly interrelated and are therefore accounted for as a single performance obligation. Refer to ASC 606-10-25-21. As part of your response, please quantify the amount of revenue recognized from these arrangements.

Response:

In our assessment of promises to transfer goods or services to our customers, we determine that the nature of the promised goods or services is to transfer a combined item to which the promised goods or services are inputs. Per ASC 606-10-25-21, one factor that determines if a promise to transfer goods or services to a customer is not separately identifiable is, but not limited to, ‘the goods or services are highly interdependent or highly interrelated. In other words, each of the goods or services is significantly affected by one or more of the other goods or services in the contract’.

We have concluded that the incorporated on-premise software is integral to the functionality of the software as a whole contract, as our term license software involves ongoing interaction between on-premise and cloud functionality. This is based on the software architecture of our most recent versions. Since the SaaS component is integral to the product functionality and may only be accessed using the eGain cloud. As cloud components are integrated into eGain’s new releases of products, we have determined that cloud services are highly interdependent and (ASC 605-10-21(c)) therefore, it is not possible to evaluate each product offering separately. In conclusion, our term license and cloud components are considered as one single performance obligation.

For the fiscal year ended June 30, 2019, we recognized $4.1 million related to term license contracts.

4.We note that OEM royalty revenue is recognized at the time it is reported and paid by the customer as any estimated variable consideration would have to be fully constrained. Please describe the factors considered when assessing the likelihood and the magnitude of a subsequent revenue reversal of the estimated variable consideration, including your historical experience with the royalty arrangement. Refer to ASC 606-10-32-11 through 32-13. As part of your response please tell us the amount of revenues recognized related to the OEM royalty arrangement.

Response:

We offer OEM licenses to certain partners, one of which, sales and revenue recognition have not yet begun, and will include only cloud-based OEM licenses. Our current sale and revenue generating partner is a Fortune 500 company that embeds eGain OEM licenses into their product and support, which from whom we recognize revenue entirely as sales-based royalties. The royalty for the software is considered intellectual property under ASC 606. As stated from ASC 606-10-55-65 ‘an entity is required to recognize revenue for sales-based or usage-based royalties promised in exchange for a license of intellectual property only when the later of the following events occur:

a.	The subsequent sale or usage occurs; or
b.	The performance obligation to which some or all of the sales-based royalty has been allocated and satisfied.’

The royalty for the license revenue accrues when our partner sells the product to their customer and therefore under guidance, revenue should be estimated and recognized at that time. Royalties for support revenue commence at the start of the contract and are recognized over the support contract term. Historically, we have found the timing of reporting,  visibility in reporting, and visibility into

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estimated future sales to be insufficient to estimate and recognize revenue at the time of sale. Due to our fiscal year of June 30, we normally receive royalty reporting from our partner in arrears of our quarter end, at  which point in time, we request additional reporting to determine appropriate contract terms and  quantities before making necessary revenue bookings. This process can require additional time to ensure royalties are accurately recorded.  Due to this lapse in time, our visibility in reporting for the current quarter is hindered. While this would require us to estimate the revenue under the guidance, we have been unable to determine a clear basis of estimation to date.

Historically, OEM license royalties paid show no seasonal distinction or pattern that can be clearly identified and used to forecast sales. We see significant variability of reported revenues from one quarter to the next, and because of this we consider estimates of revenue to be unsupportable. No material revenue reversal is anticipated for prior or future quarters because of our decision to recognize revenue as reported.

We have concluded that we do not have the ability to make reliable estimates of variable consideration and in our best effort to suppress potentially material misstatements, we consider our current revenue recognition for royalties,  beginning at the date reported by our partner as the best viable reporting method surrounding the current circumstances.

eGain and our partner have amended our OEM license agreement to also sell term licenses. From this amendment we are seeing our perpetual license revenue reduce in value and revenue related to our term licenses increase in value. We anticipate this change to enhance reporting of these licenses so that we may have the ability to discern predictability of this revenue. As we continue to analyze and evaluate this data overtime, we hope to be able to estimate accrued revenue at the time of sale in future quarters while limiting the risk of significant revenue reversals.

For the fiscal year ended June 30, 2019, we recognized $5.4 million related to our OEM royalty revenue.

*****

In connection with the foregoing response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments regarding any matters with respect to this letter may be directed to the undersigned at (408) 636-4455 or at esmit@eGain.com.

Yours truly,

/s/ Eric Smit

Eric Smit

Chief Financial Officer

cc: Stanley F. Pierson, Pillsbury Winthrop Shaw Pittman LLP